21002490

SEC Mail Processing Section
13 2021
Washington DC 406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 03 2021 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips and Company Securities

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 SW 11th Ave Suite 200
(No. and Street)

Portland	OR	97205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Smith 503-416-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Phillips & Company Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2020

OATH OR AFFIRMATION

I, James Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips and Company Securities, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL STAMP
MICHELLE CATHERINE BENEDICT
NOTARY PUBLIC - OREGON
COMMISSION NO. 1003231
MY COMMISSION EXPIRES AUGUST 30, 2024

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of OREGON
County of MULTNOMAH
Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2021 by JAMES SMITH proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public MICHELLE BENEDICT
Commission exp. 8/30/24

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Phillips & Company Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Phillips & Company Securities, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 1, 2021

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	229,465
Commissions receivable – clearing broker		11,517
Employee and officer receivables		5,651
Deposit with clearing broker, restricted		50,000
Due from clearing broker		20,066
Prepaid expenses and other assets		1,801
Total assets	$	318,500
LIABILITIES		
Accounts payable	$	3,021
Payable to related party		191,233
Accrued compensation		13,752
Total liabilities		208,006
COMMITMENTS AND CONTINGENCIES (Note 3)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding		50,000
Additional contributed capital		910,823
Accumulated deficit		(850,329)
Total stockholder's equity		110,494
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	318,500

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES		
Commissions	$	276,311
Commissions income - other		37,680
Other revenues		34,161
Total revenues		348,152
EXPENSES		
Compensation and benefits		247,526
Occupancy and equipment costs		19,408
Clearing and floor brokerage charges		56,100
Legal and professional		1,000
Insurance		8,437
Licenses and subscriptions		6,148
News and quotes service		8,014
Postage and printing		924
Communications		9,627
Other operating expenses		29,240
Total expenses		386,424
NET INCOME (LOSS)	$	(38,272)

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE, December 31, 2019	200	$ 50,000	$ 910,823	$ (812,057)	$ 148,766
Net income (Loss)			$ -	(38,272)	(38,272)
BALANCE, December 31, 2020	200	$ 50,000	$ 910,823	$ (850,329)	$ 110,494

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(38,272)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Change in cash and cash equivalents due to changes in certain assets and liabilities:		
Commissions receivable – clearing brokers		(4,670)
Employee and officer receivables		(1,009)
Due from clearing broker		(16,691)
Change in related party receivable/payable		186,033
Prepaid expenses and other assets		(1,480)
Accounts payable		(33,563)
Accrued compensation		1,132
Net cash gained in operating activities		91,480
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		91,480
CASH AND CASH EQUIVALENTS, beginning of year		137,985
CASH AND CASH EQUIVALENTS, end of year	$	229,465

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for

Interest:	$	-
Taxes:	$	-

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31st, 2020

Note 1 – Organization and Summary of Significant Accounting Policies

Organization – Phillips & Company Securities, Inc. (the Company) is an Oregon corporation registered as a broker-dealer with the Securities Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 31, 2011, pursuant to an Asset Purchase Agreement between the Company, its stockholder, and Phillips and Company Advisors, LLC (Advisors), the Company sold and transferred its interest in all registered investment advisory services to Advisors. As a result of this spin-off of advisory operations, certain assets and liabilities of an equivalent amount were transferred to Advisors and all revenue and expenses related to registered investment advisory services were recognized by Advisors following the effective date of the Asset Purchase Agreement.

The Company and Advisors operate with an Expense Sharing Agreement whereby the Company and Advisors established a mechanism for the sharing of expenses. In accordance with the Expense Sharing Agreement, expenses were shared on the basis of either (a) a specified percentage based on an analysis of time and resources or (b) actual costs. Allocations for the period ending December 31, 2020 were approximately 88% to Advisors and 12% to the Company.

Use of estimates – The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates relate to the realization of receivable accounts and the allocation of expenses pursuant to the Expense Sharing Agreement. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts, and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less. The Company occasionally maintains cash balances at banks in excess of federally insured limits.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Leases – The Company shares its office space with Advisors under the terms of an expense sharing agreement, which is cancellable with reasonable notice. The occupancy portion of the agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Commissions income consists of client transactions that are fully introduced to the Company's clearing broker on behalf of its client. Commission revenue is earned on the sale of securities products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Commissions income – other consists of ongoing direct 12b-1 fees, or trailing commissions. These commissions are recorded when received. Generally accepted accounting principles (GAAP) requires the Company to record commissions revenue on a trade-date basis. However, the Company records Commissions Income – other on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. On occasion, the clearing broker will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate representative. Accordingly, no allowance for doubtful accounts is considered necessary.

Restricted clearing deposits – The Company is required by its clearing broker to maintain a fixed amount in a clearing account. The Company has granted the clearing broker a security interest in this account. The clearing broker may access the account for any fees the Company owes to the clearing broker but has not paid. Interest earned on the account is paid monthly to the Company. As of December 31, 2020, the Company's restricted clearing deposit account balance was $50,000.

Income taxes – The Company has elected S Corporation status under the Internal Revenue Code. Under this provision, taxable income is taxed to the stockholder. The Company files its tax return on a calendar-year basis. While specific taxes still apply to an S Corporation, none of those taxes were applicable during the year ended December 31, 2020. Accordingly, no income tax expense or deferred income taxes are reflected in these financial statements.

PHILLIPS & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

The Company follows FASB ASC 740 relating to uncertain tax positions that prescribes a recognition threshold and measurement process in accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. These provisions have had no financial statement impact to the Company as the Company does not have any entity level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for years 2016 and later.

Subsequent event evaluation – The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $102,598, which was $52,598 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.02 to 1 as of December 31, 2020. Additionally, the Company has agreed to maintain net capital of $100,000 as part of its agreement with its clearing broker. As of December 31, 2020, the Company's excess net capital above the clearing broker's requirements was $2,598.

Note 3 – Commitments and Contingencies

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected.

Legal proceedings – From time to time, the Company may become party to legal proceedings, claims, and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management does not currently believe these matters will have a material impact on the Company.

The Company is obligated to settle transactions with brokers and financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally two business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and management does not believe these matters will have a material impact on the Company.

Note 4 – Related Party Transactions

Employee and officer receivables – As of December 31, 2020, the Company held $5,651 in receivables due from various employees and the sole stockholder of the Company. These receivable accounts are unsecured, without interest, and collected over a short term.

Expense Sharing Agreement – The Company entered into an expense sharing agreement with Advisors for its office space as well as other operational activities provided (See note 1). It requires the two companies to reimburse each other for shared expenses based on allocations relating to assets under management or revenues. The Company's sole stockholder is the majority stockholder of Advisors. As a result of this Agreement, the Company owed Advisors $191,233 for expenses paid and accrued as well as income earned on its behalf as of December 31, 2020.

It is possible that the terms of certain related party transaction are not the same as those that would result from the transaction resulting among wholly unrelated third party.

Note 5 – Employee Benefit Plan

The Company maintained a defined contribution employee benefit plan (the Plan) qualified under section 401(k) of the Internal Revenue Code. Prior to January 1, 2014, the Company made matching contributions at the sole discretion of its Board of Directors. However, effective as of January 1, 2014, the Plan was amended to adopt employer safe harbor matching and profit-sharing contributions. The employer safe harbor matching contribution amount is equal to the sum of

100% of the amount of participant elective deferrals that do not exceed 3% of participant compensation, plus 50% of the amount of participant elective deferrals that exceed 3% of participant compensation, but not to exceed 5% of participant compensation. Contributions to highly compensated employees/owners are capped at $6,000 per person annually. The Company recognized $7,346 in expenses related to the Plan for the period ended December 31, 2020.

Note 6 – Off-Balance Sheet Credit Risk

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company.

In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situation.

Note 7 – Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity			$	110,494
Less: Deductions from stockholder's equity				
Employee and officer receivables	$	(5,651)		
Prepaid expenses and other assets		(1,801)		
Unsecured debits		(444)		
Total deductions from stockholder's equity				(7,896)
Net Capital				102,598

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	13,867		
Minimum dollar net capital requirement	$	50,000		
Net capital required (greater of above)				50,000
Excess net capital			$	52,598
Aggregate Indebtedness			$	208,006
Ratio of aggregate indebtedness to net capital				2.02 to 1

There was no material difference between net capital computation shown here and net capital shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2020.

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE II - COMPUTATION OF DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3
AS OF DECEMBER 31, 2020.

The company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual funds and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c-3-3.

Phillips & Company Securities, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Phillips & Company Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Phillips & Company Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Phillips & Company Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and the Non-Covered Firm provision (the "exemption provisions"), and (2) Phillips & Company Securities, Inc. stated that Phillips & Company Securities, Inc. met the identified exemption provisions throughout the year ending December 31, 2020 without exceptions. Phillips & Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Phillips & Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 1, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Exemption Report

This is to certify that, to the best of my knowledge and belief:

Phillips & Company Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption under provision 17 C.F. R. section 240.15c3-3 (k)(2)(ii) as the Company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The Company claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and insurance products. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemptions throughout the year ending December 31, 2020 without exceptions.

Thank you,

James Smith - CFO